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FILE NO. 82-4750

December 18, 2006

BY AIR MAIL

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Q.P. CORPORATION
Documents required under Rule 12g-3(2)(b)
for Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Q.P. Corporation (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Adjustment to the Forecast of Operating Results for the Fiscal Year Ended November 30, 2006 (dated December 8, 2006)
  with "Q.P. Group's Medium-Term Business Plan (for the fiscal years from December 1, 2006 to November 30, 2009)" (dated July 10, 2006)

Yours truly,

Hitoshi Sumiya

dlw 1/4

Encl.
cc: Q.P. Corporation
The Bank of New York

File No. 82-4750

(Translation)

December 8, 2006

Dear Sirs:

Name of the Company: Q.P. Corporation
Representative: Yutaka Suzuki
President and Representative Director
(Code No. 2809; the first section of Tokyo Stock Exchange)
Person to contact: Katsuhiko Sasaki
Director and General Manager,
Division of Administration
TEL 03-3486-3331

Notice of Adjustment to the Forecast of Operating Results for the Fiscal Year Ended November 30, 2006

It is hereby notified that Q.P. Corporation (the "Company"), in consideration of the recent developments of its operations and other factors, has made adjustment to the forecast of operating results for the fiscal year ended November 30, 2006 (from December 1, 2005 to November 30, 2006), as given at the time of publication of its interim financial statements on July 10, 2006, as described below.

The financial statements for the fiscal year ended November 30, 2006 are expected to be publicized on January 11, 2007.

Description

1. Adjustment to the forecast of operating results for the fiscal year ended November 30, 2006 (from December 1, 2005 to November 30, 2006):

[Consolidated]

(million yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	455,000	15,400	7,000
Adjusted forecast (B)	456,000	14,200	6,050
Amount of increase or decrease (B) – (A)	1,000	(-) 1,200	(-) 950
Rate of increase or decrease	0.2%	(-) 7.8%	(-) 13.6%
(For reference) Results for the fiscal year ended November 30, 2005	455,007	12,829	5,465

[Non-Consolidated]

(million yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	231,000	7,000	3,650
Adjusted forecast (B)	230,500	6,100	2,850
Amount of increase or decrease (B) – (A)	(-) 500	(-) 900	(-) 800
Rate of increase or decrease	(-) 0.2%	(-) 12.9%	(-) 21.9%
(For reference) Results for the fiscal year ended November 30, 2005	232,668	6,453	3,769

2. Reasons for the adjustment:

On a non-consolidated basis, net sales are expected to be almost on a par with the previous forecast. However, in the food business, incomes are expected to fall below the previous forecast due to increased sales promotion cost to revitalize the market for condiments for salads and intensifying competition in the sale of health foods.

On a consolidated basis, a rise in fuel cost and a delay in implementing the cost reduction program in the physical distribution system business as well as the non-consolidated operating results have had a negative impact.

The Company has instituted a medium-term business plan for three years, commencing in the fiscal year ending November 30, 2007. In the plan, the Company aims at enhancing its market value under the policy of "reinforcing profitable business constitution and shifting to growth areas." For the fiscal year ending November 30, 2009, on a consolidated basis, net sales, operating income, ordinary income and net income are estimated at ¥500.0 billion, ¥21.0 billion, ¥20.8 billion and ¥10.0 billion, respectively. The Company will continue to exert its all-out efforts to realize the plan.

(Note) The above forecast is prepared based on the information available as of the date hereof and assumptions about uncertain factors that may affect the operating results. Hence, actual results may differ from the forecast due to a variety of factors.

- END -

(Translation)

July 10, 2006

Dear Sirs:

Name of the Company: Q.P. Corporation
Representative: Yutaka Suzuki
President and Representative Director
(Code No. 2809; the first section of Tokyo Stock Exchange)
Person to contact: Katsuhiko Sasaki
Director and General Manager, Division of Administration
TEL 03-3486-3331

Q.P. Group's Medium-Term Business Plan
(for the fiscal years from December 1, 2006 to November 30, 2009)

It is hereby notified that Q.P. Corporation (the "Company") has instituted a medium-term business plan of the Company and its group companies (the "Group") for three years, commencing in the fiscal year ending November 30, 2007. The outline thereof is described below:

Description

1. Fundamental policy of the medium-term business plan

The Group, with the basic strategy of "reinforcing profitable business constitution" and "shifting to growth areas," will exert its efforts to further enhance its market value by strengthening cooperation within the Group.

Reinforce Profitable Business Constitution		Shift to Growth Areas	
(1)	Reform profit structure and establish healthcare product functions business	(1)	Respond to healthcare needs
(2)	Promote positioning of Q.P. as a technology-oriented company	(2)	Strengthen business development in service market
(3)	Reduce overall costs as a Group	(3)	Promote expansion in overseas markets

2. Medium-term business targets

	Targets for the fiscal year ending November 30, 2006	Targets for the fiscal year ending November 30, 2009	Increase or decrease
Net sales	¥455.0 billion	¥500.0 billion	+ 9.9%
Operating income	¥15.8 billion	¥21.0 billion	+ 32.9%
Ratio of operating income to sales	3.5%	4.2%	+ 0.7 points
Ordinary income	¥15.4 billion	¥20.8 billion	+ 35.1%
Net income	¥7.0 billion	¥10.0billion	+ 42.9%
Return on equity (ROE)	5.7%	7.0%	+ 1.3 points

(Note 1) The targets for the fiscal year ending November 30, 2006 are stated in the figures estimated as of the date hereof.

(Note 2) As from the fiscal year ending November 30, 2007, the closing dates of the fiscal years of the consolidated subsidiaries (excluding overseas corporations) of the Company will be changed from September 30 to November 30 of each year.

3. Fundamental strategy by business category to attain the medium-term business targets

Business category	Business strategy
Condiments and Processed Foods (category integrating the current "mayonnaise and dressing products" and "fruit processing and cooked foods" categories)	Respond to healthcare needs and accelerate shift to food service market: 1) Promote responding to healthcare needs 2) Strengthen business development in food service market 3) Expand overall condiments for salads
Health Functions Products (category integrating the current "health care" category and fine chemical (which is, at present, included in the "egg" category))	Provide healthcare products based on our proprietary technologies and scientific reasoning to customers in Japan and overseas: 1) Expand sales channels: ・ Full-fledged implementation of mail-order services dedicated to healthcare foods for home care ・ Starting export business to Asian markets ・ Expand exports to the U.S. and Europe 2) Reinforce product capabilities: ・ Expand business of foods for nephropathy and diabetes patients ・ Expand high-functional hyaluronic acid and plant sterol compounds ・ Put priority on "attentive to allergies" with baby foods

Egg Products (Fine chemical will be moved to the "health functions" category)	Expand sales channels and enrich product capabilities based on reinforced standing: 1) Expand sales channels 2) Accelerate differentiation through technologies 3) Endeavor to meet healthcare needs
Salad and Prepared Foods (renamed from the current "vegetable and salad" category)	Expand profit through strengthened proposal capabilities and rationalization: 1) Strengthen recipe and presentation development ability 2) Promote responding to healthcare needs 3) Endeavor into new domains 4) Promote improvement in productivity
Distribution Systems	Expand sales and profits through improved functions and quality: 1) Expand functions and quality 2) Promote low-cost operations 3) Develop business information system for coordinating delivery requirements and vacant vehicles 4) Enter new areas

(For reference)

Targets of net sales by business category

	Targets for the fiscal year ending November 30, 2006	Targets for the fiscal year ending November 30, 2009	Increase or decrease
Condiments and Processed Foods	¥170.6 billion	¥184.0 billion	+ 7.9%
Health Functions Products	¥19.9 billion	¥31.0 billion	+ 55.8%
Egg Products	¥81.9 billion	¥87.0 billion	+ 6.2%
Salad and Prepared Foods	¥93.4 billion	¥98.0 billion	+ 4.9%
Distribution Systems	¥89.2 billion	¥100.0 billion	+ 12.1%
Total	¥455.0 billion	¥500.0 billion	+ 9.9%

Targets of operating income by business category

	Targets for the fiscal year ending November 30, 2006	Targets for the fiscal year ending November 30, 2009	Increase or decrease
Condiments and Processed Foods	¥11.3 billion	¥12.5 billion	+ 10.6%
Health Functions Products	¥1.1 billion	¥2.8 billion	+ 154.5%
Egg Products	¥2.8 billion	¥3.2 billion	+ 14.3%
Salad and Prepared Foods	¥1.4 billion	¥2.2 billion	+ 57.1%
Distribution Systems	¥3.6 billion	¥4.4 billion	+ 22.2%
(Elimination/Corporate)	(¥4.4 billion)	(¥4.1 billion)	-
Total	¥15.8 billion	¥21.0 billion	+ 32.9%

(Note) Profits by business category will be stated by operating income in lieu of marginal profit (gross profit minus direct selling cost, including sales promotion cost and physical distribution cost) applicable heretofore.

- END -